Filed by Catellus Development Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Catellus Development Corporation

Commission File No. 0-18694

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The following are copies of PowerPoint slides prepared for use in meetings with members of the financial analyst community and investors beginning the week of June 23, 2003 and continuing from time to time during the remainder of June 2003.

Forward Looking Statement

Catellus’ Board of Directors has approved a plan to restructure the company’s business operations in order to qualify as a real estate investment trust (“REIT”), effective January 1, 2004. The REIT conversion, is subject to shareholder approval at its annual meeting planned for third quarter 2003, as well as final board approval and obtaining certain 3rd party consents.

Any projections or other remarks made today regarding future events or the future financial performance of the Company are considered forward-looking statements, with respect to which we refer you to the risk factors listed in the Company’s Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2002, and as may be contained in other documents the Company files from time to time with the Securities and Exchange Commission. Such risk factors could cause actual results to differ materially from those contained in the Company’s forward-looking statements.

Additional Information and Where to Find It

Information contained in this document is not a substitute for the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 (Amendment #1) of Catellus SubCo, Inc., which was filed with the Securities and Exchange Commission (“SEC”) on June 17, 2003, in connection with the proposed conversion of Catellus Development Corporation (the “Company”) to a REIT. The preliminary proxy statement/prospectus is a proxy statement of the Company and prospectus of Catellus SubCo, Inc., a wholly owned subsidiary of the Company. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AS WELL THE FINAL PROXY STATEMENT/PROSPECTUS WHEN FILED WITH THE SEC, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE COMPANY AND CATELLUS SUBCO, INC. AND THE PROPOSED REIT CONVERSION. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Catellus SubCo, Inc. which will be filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or by email at InvestorRelations@catellus.com, or through the Company’s website (www.Catellus.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

The Company, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed REIT conversion. Information about the directors and executive officers of the Company and their ownership of Company stock is set forth in the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 referred to in the immediately preceding paragraph. Shareholders and investors are urged to review the information regarding the interests of such participants in the final proxy statement/prospectus when filed with the SEC.

REIT Conversion

Catellus Development Corporation A publicly traded real estate company (NYSE:CDX)

• Occupancy	93.9%

• Development Land Portfolio	> 40 mil s.f.

• 2002 Development Completions	6.4 mil s.f.

• Development In Process	4.7 mil s.f.

• Anticipated REIT Conversion	January 1, 2004

As of 3/31/03, except as noted otherwise

NOI Growth Through Development

5.8%	19.6%	15.8%	17.2%	18.8%	12.7%	13.7%	10.0%

1995	1996	1997	1998	1999	2000	2001	2002	2003
$78.0	$82.5	$98.7	$114.3	$133.9	$159.0	$179.2	$203.7	$225.0

$ in Millions

Rental Properties Higher Percentage of Total Portfolio

	1995 Real Estate Portfolio	Q1-03 Real Estate Portfolio
Rental	59%	82%
Land	41%	18%

Land at book value; Rental NOI capitalized at 8.5%

REIT Conversion: Why Now?

■	Significant recurring cash flow generated from rental portfolio

■	Capital efficient business model

■	Dividend payout – best use of excess cash

■	Tax efficiency of REIT structure significantly increases dividend payments

■	Estimated first year tax savings ~ $30 million

■	Development activities smaller percentage of total income — Now fit within TRS structure

REIT Conversion: Benefits to Shareholders

■	Quarterly dividend projected to be $0.30 per share

■	Tax efficiency of REIT structure enhances future dividends

■	E&P distribution anticipated to be $3.38 / share

■	Attractive dividend growth from proven development skills

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Information contained in this document is not a substitute for the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 of Catellus SubCo, Inc., which was filed with the Securities and Exchange Commission (“SEC”) on June 17, 2003, in connection with the proposed conversion of Catellus Development Corporation (the “Company”) to a REIT. The preliminary proxy statement/prospectus is a proxy statement of the Company and prospectus of Catellus SubCo, Inc., a wholly owned subsidiary of the Company. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AS WELL THE FINAL PROXY STATEMENT/PROSPECTUS WHEN FILED WITH THE SEC, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT THE COMPANY AND CATELLUS SUBCO, INC. AND THE PROPOSED REIT CONVERSION. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Catellus SubCo, Inc. which will be filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or by email at InvestorRelations@catellus.com, or through the Company’s website (www.Catellus.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

The Company, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed REIT conversion. Information about the directors and executive officers of the Company and their ownership of Company stock is set forth in the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 referred to in the immediately preceding paragraph. Shareholders and investors are urged to review the information regarding the interests of such participants in the final proxy statement/prospectus when filed with the SEC.

FORWARD LOOKING STATEMENTS

Except for historical matters, the matters discussed in this document are forward-looking statements. Forward-looking statements include, but are not limited to, statements about plans, opportunities, and development. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements, and is including this statement for purposes of complying with these safe harbor provisions. In some cases you can identify forward-looking statements by terms such as “expect,” “intend,” “believe,” “should,” “project,” “plan,” by the negative of these terms, and by similar expressions. The Company cautions you not to place undue reliance on these forward-looking statements, which reflect the Company’s current beliefs and are based on information currently available to the Company. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events, changes in circumstances, or changes in belief, except as may be required by law.

These forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results, performance or achievements to differ materially from those expressed in or implied by these statements.

On March 3, 2003, the Company announced that its Board of Directors has authorized it to restructure its business operations in order to qualify as a REIT, effective January 1, 2004. The REIT conversion is subject to a shareholder approval process, which is expected to conclude in the third quarter of 2003, as well as Board approval. The preliminary proxy statement/prospectus on the Form S-4 registration statement referred to above under “Additional Information and Where to Find It” provides important information regarding the proposed REIT conversion. Please refer to that registration statement for detailed risk factors related to the REIT conversion, as well as other matters, that could cause actual results to differ materially, including the Company’s ability to obtain required consents of shareholders, lenders, debt holders, partners and ground lessors of the Company and its affiliates and of other third parties in connection with the REIT conversion and to consummate all of the transactions constituting part of the REIT conversion; the timing of the REIT conversion; the ability of the Company to satisfy complex rules in order to qualify for taxation as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules; the potential effects of proposed tax legislation; the ability of the Company to increase land inventory or third party development operations because of federal tax law limitations affecting the use of taxable REIT subsidiaries; and the ability of the Company to make a transition in its operating strategy to focus on industrial development.

Additionally, factors that could cause actual results to differ materially include, but are not limited to: changes in the real estate market or in general economic conditions, including a worsening economic slowdown or recession; product and geographical concentration; industry competition; availability of financing and changes in interest rates and capital markets; changes in insurance markets; discretionary government decisions affecting the use of land, and delays resulting therefrom; changes in the management team; weather conditions and other natural occurrences that may affect construction or cause damage to assets; changes in income taxes or tax laws; liability for environmental remediation and changes in environmental laws and regulations; failure or inability of third parties to fulfill their commitments or to perform their obligations under agreements; failure of parties to reach agreement on definitive terms or to close transactions; increases in the cost of land and construction materials and availability of properties for future development; limitations on, or challenges to, title to the Company’s properties; risks related to the financial strength of joint venture projects and co-owners; changes in policies and practices of organized labor groups; shortages or increased costs of electrical power; other risks inherent in the real estate business; acts of war, other geopolitical events or terrorist activities that could adversely affect any of the above factors; and other risks detailed from time to time in the filings of the Company or Catellus SubCo, Inc. with the SEC. While the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, it can give no assurance that its performance or other expectations will be attained, that the REIT conversion described herein will be consummated or that the terms of the REIT conversion or the timing or effects thereof will not differ materially from those described herein.